Exhibit 99.1

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

NEWS RELEASE

Kinross announces senior management changes

Company appoints new Chief Operating Officer

Toronto, Ontario, July 29, 2022 – Kinross Gold Corporation (TSX:K; NYSE:KGC) (“Kinross” or the “Company”) today announced the appointment of Claude Schimper as Executive Vice-President and Chief Operating Officer, effective immediately. Paul Tomory, Executive Vice-President and Chief Technical Officer, will be leaving the Company on August 31, 2022 to pursue new opportunities.

In his new role, Mr. Schimper will be responsible for the operational success of the Company’s recently re-positioned portfolio, with approximately 70% of Kinross’ production now based out of the Americas.

Mr. Schimper has more than 30 years of mining experience and first joined Kinross in 2010, holding progressively more senior operational roles within the Company, most recently as Executive Vice-President, Operations with oversight of the Russia and West Africa regions. He was also Vice-President and General Manager, Kupol before assuming the leadership of the Company’s Russia region in 2014. Previous to Kinross, Mr. Schimper was the Chief Operating Officer for Balkan Resources Inc., and also held positions at Placer Dome, Canada, and several South African mines including AngloGold Ashanti's Mponeng gold mine. Mr. Schimper received a South African National Higher Diploma in Metalliferous Mining from the Technikon Witwatersrand in Johannesburg, South Africa.

“With this new appointment, Claude will take charge of our re-positioned portfolio, and bring an enhanced focus on our operational commitments while continuing to prioritize safety. He is a veteran of this industry whose significant experience and insights will be invaluable as we look to further optimize our operations to ensure we safely deliver on our goals,” said J. Paul Rollinson, President and Chief Executive Officer. “On behalf of our employees and the Board, I would like to thank Paul Tomory for his leadership and many important contributions to Kinross, from the successful completion of the Tasiast Phase One expansion, to the development of our major project pipeline, and wish him success in his future endeavours.”

Ned Jalil will take on an expanded role as Senior Vice-President, Technical Services, to lead Kinross’ Technical Services function, reporting directly to Paul Rollinson. He will oversee project development, exploration, geology, mine planning, operations strategy and the supply chain functions, bringing his technical expertise and over 25 years of international leadership and experience in strategic operations and engineering to his role. Mr. Jalil rejoined Kinross in January 2022, having previously held various leadership roles, most notably directing the strategic planning and technical services of the Company’s tier one Paracatu mine and delivering the site’s successful asset optimization initiative. Most recently, he served as Chief Operating Officer at Atlantic Nickel and Mineração Vale Verde, where he oversaw the Santa Rita nickel mine and the Serrote copper project.

“These new appointments will enhance oversight of our operations, projects and technical services groups as we optimize our re-positioned portfolio and move ahead with our growth strategy,” said Mr. Rollinson. “With the increased operational technical bench strength and expertise on our leadership team, we will be prioritizing thoughtful, balanced planning to consistently deliver on our commitments. These commitments include an expected production increase next year and an average of two million gold ounces of production per year over the remainder of the decade.”

About Kinross Gold Corporation

Kinross is a Canadian-based global senior gold mining company with operations and projects in the United States, Brazil, Mauritania, Chile, Ghana and Canada. Our focus on delivering value is based on our core principles of responsible mining, operational excellence, disciplined growth and balance sheet strength. Kinross maintains listings on the Toronto Stock Exchange (symbol:K) and the New York Stock Exchange (symbol:KGC).

www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Media Contact

Louie Diaz

Vice-President, Corporate Communications

phone: 416-369-6469

louie.diaz@kinross.com

Investor Relations Contact

Chris Lichtenheldt

Vice-President, Investor Relations

phone: 416-365-2761

chris.lichtenheldt@kinross.com

Cautionary statement on forward-looking information

All statements, other than statements of historical fact, contained or incorporated by reference in or made in this presentation, including but not limited to any information as to the future performance of Kinross, constitute “forward looking statements” within the meaning of applicable securities laws, including the provisions of the Securities Act (Ontario) and the provisions for “safe harbor” under the United States Private Securities Litigation Reform Act of 1995 and are based on expectations, estimates and projections as of the date of this presentation. Forward-looking statements contained in this presentation include, without limitation, statements with respect to guidance for production and project development. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by Kinross as of the date of such statements, are inherently subject to significant business, economic, legislative and competitive risks and uncertainties and contingencies. Many of these risks and uncertainties and contingencies can affect, and could cause, Kinross’ actual results to differ materially from those expressed or implied in any forward looking statements made by, or on behalf of, Kinross. Such risks and uncertainties include, but are not limited to: operational or technical difficulties in connection with development, mining or processing activities; the volatility of prices of gold and silver; uncertainty of mineral reserve and mineral resource estimates; the speculative nature of gold exploration and development including, but not limited to, the risks of obtaining necessary licenses and permits; foreign exchange rate fluctuations; and risks associated with operating in foreign jurisdictions, including government relations risks. There can be no assurance that forward looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. All of the forward looking statements made in this presentation are qualified by these cautionary statements, and those made in our filings with the securities regulators of Canada and the U.S., including but not limited to those cautionary statements made in the “Risk Factors” section of our most recently filed Annual Information Form, the “Risk Analysis” section of our FYE 2021 Management’s Discussion and Analysis, and the “Cautionary Statement on Forward-Looking Information” in our news release dated July 27, 2022, to which readers are referred and which are incorporated by reference in this presentation, all of which qualify any and all forward-looking statements made in this presentation. These factors are not intended to represent a complete list of the factors that could affect Kinross. Kinross disclaims any intention or obligation to update or revise any forward-looking statements or to explain any material difference between subsequent actual events and such forward-looking statements, except to the extent required by applicable law.

Source: Kinross Gold Corporation

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